Exhibit 2

Rinker Group Limited    ABN 53 003 433 118

Results for announcement to the market

Half Year Ended 30 September 2003:

A$ million

Revenues from ordinary activities	2,860.7

Profit from ordinary activities after tax attributable to members	232.8

Net profit attributable to members	232.8

A$ per share
Interim dividend per share:

The directors declared the following interim dividend (fully franked at 30% tax rate) on 18 November 2003:	6 cents

Record date:

Registrable transfers received by 28 November 2003 up to the times specified in the Listing Rules and SCH Business Rules will be registered before entitlements to the dividend are determined.

Earnings per share	25 cents

Omission of Comparative Data

The ASX has permitted Rinker Group Limited (“Rinker”) to omit certain data for the prior comparative period from this document.  Such data is of limited relevance because the mix of businesses within the Rinker group  prior to its demerger from CSR Limited on 28 March 2003 was significantly different from the current mix of businesses.  In accordance with Australian Accounting Standard 1029 “Interim Financial Reporting”, the attached half yearly report does not include certain prior period comparative information because Rinker was not a disclosing entity at 30 September 2002 as defined by the Corporations Act 2001. Accordingly, unaudited pro forma financial information has been prepared for the prior comparative period.  The directors believe it is meaningful to focus on the actual financial statements for the half year ended 30 September 2003, compared to the unaudited pro forma financial information for the prior comparative period, which is included in the Financial Performance Summary on page 2 and is detailed on pages 20 to 26 of the Half Yearly Report.

Rinker Group Limited

Half Yearly Report for the half year ended 30 September 2003

Contents

Financial performance summary

Directors’ report

Financial report

• Consolidated statement of financial performance

• Consolidated statement of financial position

• Consolidated statement of cash flows

• Notes to the financial statements

• Directors’ Declaration

Independent review report

Additional information

Rinker Group Limited Half Yearly Report

Half Year Ended 30 September 2003

Financial performance summary

(A$ million unless indicated) Half year ended 30 September	Actual 2003	Unaudited Pro Forma 2002
For the half-year
Total revenue	2,860.7	2,610.7
Trading revenue	2,835.9	2,542.7
Profit from ordinary activities before finance and income tax (EBIT)	395.6	371.4
Profit from ordinary activities before finance, income tax and depreciation & amortisation (EBITDA)	572.7	538.6
Net profit	233.0	206.2
Net cash from operating activities	474.1	402.2
Capital expenditure	148.9	1,102.7

Per share (A$cents)
Earnings per share	25 cents	22 cents
Interim Dividend (declared 18 November 2003)	6 cents	n/a

Key measures
EBIT / Trading revenue (%)	13.9%	14.6%
EBITDA / Trading revenue (%)	20.2%	21.2%
Return on funds employed (%)	17.2%	15.8%
EBIT / Interest cover (times)	10.4	9.2

Gearing	30 September 2003	31 March 2003
Net debt / equity plus net debt (%)	27.0%	33.5%
Net debt / equity (%)	37.0%	50.4%

Directors’ Report

The directors of Rinker Group Limited (‘Rinker’) present their report on the consolidated entity consisting of Rinker Group Limited and the entities it controlled at the end of, or during, the half year ended 30 September 2003 (“the Rinker group”).

The results for the half year ended 30 September 2003 represent the actual results of the Rinker group for the period.  The demerger of Rinker from CSR Limited (‘CSR’) occurred on 28 March 2003.  In anticipation of Rinker’s demerger from CSR, a number of businesses were transferred between the Rinker group and CSR during the year ended 31 March 2003 (‘YEM03’).  The results of the Rinker group as a statutory entity during the prior comparative period, the half year ended 30 September 2002, do not reflect the businesses that comprised the Rinker group on demerger.  The results of the consolidated entity for the half year ended 30 September 2002, have not been shown in the financial report, as Rinker Group Limited did not prepare a financial report for that prior comparative period because it was not then a disclosing entity.

Accordingly, unaudited pro forma financial information has been prepared for the prior comparative period.  The directors believe that it is meaningful for readers of this Directors’ Report to focus on the actual financial statements and notes thereto for the half year ended 30 September 2003 and, for comparison purposes, on the unaudited pro forma financial information for the half year ended 30 September 2002.  Comparisons in this Directors’ Report with the prior period are based on unaudited pro forma financial information for the half year ended 30 September 2002.  The unaudited pro forma financial information has been included at pages 20 to 26, together with an explanation of the basis of preparation of that information.

The directors believe that the best measure of performance for Rinker Materials Corporation in the US and Readymix Holdings Pty Limited in Australia is in their respective local currencies inasmuch as each generates all revenue and incurs all costs in that local currency.  There are virtually no movements of currency between US dollars and Australian dollars that result in realised exchange gains or losses.  The business activity in Australia is currently generating adequate cash flow and franking credits to service the current level of Australian dollar dividends.  As a result, the only impact of changes in the US dollar/Australian dollar exchange rate is one of accounting translation for financial reporting purposes.

Rinker Materials’ US dollar denominated performance represents approximately 80% of the total Rinker result.   Consequently, the directors believe US dollar reporting represents the best measure of overall Rinker group performance. As a result, the Additional Information provided on pages 20 to 26 includes unaudited pro forma financial information in US dollars in addition to Australian dollars.

Review of operations and their results

Rinker Group Limited net profit after tax (PAT) for the half year ended 30 September 2003 (HYES03) was A$233 million, up 14% on pro-forma earnings in the previous corresponding period.   In US$, PAT was up 35% to US$152 million.

With approximately 80% of group earnings now coming from the US, accounting translations into the stronger Australian currency1 impacted A$ PAT.  At a constant exchange rate (using the average used in HYES02), A$ PAT would have been A$30 million higher, or up 29%,  in HYES03.

Earnings per share (EPS) were up 14% in A$ to 25 cents, and up 35% in US$ to 16 cents.  EPS pre-amortisation of goodwill2 rose 17% to 29 cents (A$) and 38% to 19 cents (US$).

Other highlights:

•                                          Trading revenue rose 12% in A$ to A$2,836 million and 32% in US$ to US$1,848 million

•                                          Return on equity (ROE)3 was 13.3% in A$ and 12.2% in US$.  ROE pre goodwill amortisation was 16.1% in A$ and 14.7% in US$.  Shareholder value added increased.

•                                          Profit from ordinary activities before interest and tax (EBIT) was A$396 million, up 7% (US$258 million, up 26%)

•                                          EBIT before amortisation of goodwill (EBITA) was US$286 million, up 28%.

The result was boosted by the US$540 million acquisition of Kiewit Materials Company on 27 September 2002, strong results from the US subsidiary Rinker Materials’ integrated operations - particularly in Florida — and a further 39% improvement in EBIT from the Australian Readymix and Humes businesses.  These offset lower results from the US concrete pipe business and a US$10.5 million writedown of the US prestress operations. The small prestress business is 100% exposed to the depressed commercial construction sector.

Rinker’s financial position continued to strengthen, with interest cover at 10.4 times, up from 8.1 times as at 31 March 2003.  Gearing (net debt/net debt + equity) was 27.0%, down from 33.5%.  Debt/equity was 37.0%, from 50.4%.  Net debt was US$770 million (A$1,139 million), down from US$949 million (A$1,580 million) at the full year (31 March 2003).

The Interim dividend is six cents (A$) per share, payable on 15 December.  Franking has been increased to 100% (the previous dividend was 70% franked).

Financial results summary for the half year ended September 2003

Measure	Result in US$			Change		Result in A$			Change
Trading revenue	US$	1,848	m	32%		A$	2,836	m	12%
EBIT	US$	258	m	26%		A$	396	m	7%
EBITDA (4)	US$	373	m	25%		A$	573	m	6%
PAT	US$	152	m	35%		A$	233	m	14%
Free cash flow (5)	US$	213	m	32%		A$	316	m	7%
Return on funds employed (6)	15.7%			0.2	pp	17.2%			1.4	pp

The  result was pleasing, with the strong business performance overcoming the significant impact of the currency translation.  Rinker again achieved its objective of delivering top quartile growth relative to the company’s sector peers.

Business results

Rinker Materials (US) Sales were US$1,462 million, up 31%.  EBITDA was up 20% to US$308 million.  EBIT rose 18% to US$209 million.  EBIT for the heritage7  business - prior to the prestress writedown - was up 6%.

Kiewit contributed US$52 million EBITDA, and US$33 million EBIT - slightly ahead of acquisition forecasts - helped by cost savings and higher volumes.

The EBITDA/sales margin was lower at 21.0%, from 22.9%, due to Kiewit’s business mix.  US$ return on funds employed (ROFE) was 16.4%, down from 16.9%.

•                                          Aggregates EBITDA was up 35% to US$112 million.  Average prices were up 4%, while volumes, including Kiewit, rose 49%.  Heritage volumes rose 2%.

•                                          Concrete, asphalt & block EBITDA was US$81 million, up 55%.  Premix concrete and block prices and volumes rose. Heritage concrete volumes were up 13%.

•                                          Cement EBITDA was US$58 million, up 12%.  Volumes rose 19% including unusually high bulk deliveries to other major producers.

•                                          The concrete pipe business, operating in a wider geographic area across 24 states, was impacted by its exposure to lower state infrastructure spending and private non-residential construction, and by competitor activity.  EBITDA was US$51 million, down 11%.  Volumes fell 3% and prices were down 2%.

•                                          Other businesses (polypipe, gypsum distribution, prestressed concrete and unallocated) EBITDA fell US$6 million to US$7 million, after the prestress writedown.

US put-in-place construction activity was down 3.4% during HYES03 relative to HYES02, with residential up 2.3%, commercial (non residential) down 12.3% and non-building/infrastructure down 5.8%  (Source: Dodge).

Readymix (Australia, China) Sales were A$593 million, up 16%. EBITDA rose 30% to A$106 million due to ongoing price recovery, cost savings and higher volumes. EBIT was A$81 million, up 39%.  ROFE (A$) rose strongly to 15.8% from 11.1%.  Average concrete prices in Australia were 8% above the previous year, with volumes up 12%.  Aggregate prices were up 5% and volumes 11%.   Humes concrete pipe prices rose 10% and EBIT improved significantly.  Readymix China performed well, more than doubling EBIT on increased volumes and the Qingdao acquisition.

The contribution to EBIT from Readymix’s cement interests totalled A$11.9 million, comprising earnings from Australian Cement Holdings (ACH) and Cement Australia (established on June 1 from the merger of ACH with Holcim’s QCL operations).  This was down slightly on the previous year due to merger costs.  Cement prices and volumes both rose.

Australian construction activity rose an estimated 7.6% during the half, relative to the previous corresponding period. Housing was up 2.1%, commercial up 5.1% and engineering/infrastructure up 17.0%. (Source: ABS and BIS Shrapnel).

Overview and Strategy

Rinker’s market positions in the high growth states of the US - particularly Florida, Arizona and Nevada — and the significant profit lift in Readymix, offset businesses impacted by the US economic slowdown. The Kiewit integration, under the leadership of Chris Murphy and his team, has been very successful and the acquisition is delivering ahead of projections and last year.

We are pleased by the turnaround in the Humes concrete pipe operation in Australia, but US concrete pipe and prestress continued to deliver below expectations and work is underway to improve their performance.

Ongoing efforts to offset cost increases through performance improvement delivered savings of US$28 million during the half year.

We continue to pursue our pipeline of growth opportunities, primarily in the US but also in Australia and China.  We have made several bolt-on acquisitions this year, and we are investing in further greenfields expansion with new quarries and manufacturing plants.

Rinker’s objective is ‘smart growth’, which will deliver top and bottom line growth, while meeting our strict investment criteria and adding shareholder value.  Our indicative average annual spend of around US$200 million on acquisitions will be lumpy, as it depends on the timing and availability of acquisitions.

Cash flow is one of the great strengths of Rinker, net debt is now only US$770 million, and gearing is well within our target range.  Free cash flow continues to improve and provides us with significant financial flexibility.

Our continuous assessment of acquisition opportunities is paralleled by an ongoing review of the group’s capital structure and capital management initiatives, to ensure that shareholder value is maximised.

Rinker’s recent listing on the New York Stock Exchange would provide further flexibility with regard to acquisition funding options and capital management.

Outlook for the remainder of YEM04

Economic forecasts for the US continue to improve, and a recovery appears to be underway.   Projected construction activity levels are increasing in the wake of sustained strength in the US housing sector, and some early signs of a potential bottoming in the non-residential sector.

However, non-building/infrastructure construction is down, due in part to delays in finalising approval of the multi-year successor to the federal TEA-21 road transportation program, SAFE-TEA.  The uncertainty plus weak state budget positions are negatively impacting state road funding. Congress’ decision to fund an interim program at record levels is a positive move, and the US heavy building materials industry is optimistic that the final decision will see a significant boost to road funding – which is a major job creator and economic stimulus.

In Australia, economic forecasts reflect strengthening construction activity in the commercial and infrastructure sectors.  Housing remains at high levels although starts fell 12% in the June 2003 quarter and a further slowdown is forecast.  Further price recovery is expected for Readymix products but no increases are scheduled for the second half.

Overall, the longer term outlook is positive, although we are cautious about the next few months. We expect most group businesses to perform well in the second half, particularly Florida and Australia.  The Kiewit acquisition, now 12 months old, should add further incremental growth.  However, we also expect further increases in US health, pension and energy costs and continuing weakness in the US concrete pipe and prestress businesses.

We anticipate that Rinker Materials will deliver EBIT growth of around 10% in local US$ currency for the full year, in Australia, we expect Readymix YEM04 EBIT to increase around 20% in local currency.

While both the US and Australian businesses are expected to lift earnings in their local currencies, the strengthening of the Australian dollar made it difficult to predict Rinker’s A$ net profit.  The lower effective tax rate (due to lower US tax payments) in the first half is expected to be maintained over the full year.

Dividends at the current levels should continue to be fully franked.

Rinker’s strategic priorities remain:

•    to deliver top quartile growth in shareholder value, sales and EBITDA, relative to Rinker’s sector peers

•    to continue the rate of performance improvement relative to competitors

•    further growth through acquisitions of around US$200 million a year

•    to fix under-performing businesses, and continue to focus on operational improvement and customer service

•    to achieve our safety goal of zero injuries or occupational illnesses.

We have continued to deliver on our mission to be a top quartile performer within the heavy building materials sector, on a sustainable basis.  Rinker has consistently improved its performance over the past five years despite cyclical downturns in both the US and Australia during that time.

The strength of our market positions, the performance of our acquisitions and the commitment of our people to continuously improving the underlying business have helped overcome external economic factors. This, together with our strong cash flows and financial capability, provide a solid foundation for ongoing improvement as the US recovery begins to gather steam.

Review of operations

During the period, the principal continuing activities of entities in the Rinker group were the manufacture and supply of heavy building materials, with operations in the United States (Rinker Materials) and Australia and China (Readymix).

In the US, Rinker’s subsidiary, Rinker Materials, is one of the largest producers of heavy building materials with significant operations in the high population growth states of Florida and Arizona, and additional operations in 31 other states. Products include aggregate, cement, concrete, concrete block, asphalt, concrete pipe, pre-stressed concrete products and polyethylene pipe. Rinker Materials also has a gypsum wallboard distribution business in Florida.

Since 1998, Rinker Materials has grown through a number of acquisitions, the most recent significant acquisition being the US$540 million acquisition in September 2002 of Kiewit Materials Company, the leading producer of aggregate, concrete and asphalt in Arizona.

In Australia, Rinker’s subsidiary, Readymix, is one of the leading producers of aggregate, concrete, concrete pipe and other concrete products. Readymix also holds substantial joint venture interests in cement and asphalt operations, and interests in concrete operations in China.

Segment performance summary

Rinker Materials

Aggregates

EBITDA increased 35% to US$112 million and trading revenue was 45% ahead of last year at US$406 million.

Overall heritage volumes rose 2%, but were significantly stronger in Florida.  Volumes in Everett were down due to very soft markets, and were lower in Georgia, Kentucky, Tennessee and Las Vegas due to the timing of projects and the wet weather experienced during the first quarter. Rinker’s good market positions and price leadership position enabled an increase in average prices of 5%.  Both revenue and EBIT was ahead of last year in most heritage operations.

The quarry operations in Arizona and California acquired in the September 2002 acquisition of Kiewit Materials all performed strongly.  Volumes in the Portland region were lower than in the corresponding period last year (prior to Rinker’s ownership).   Overall, these former Kiewit businesses exceeded pre-acquisition expectations.

Cement

EBITDA increased 12% to US$58 million and trading revenue was 15% ahead of last year at US$184 million.

Cement prices continue to be under pressure and averaged 2% lower than the corresponding period last year, but volume was very strong, up 19% above last year.  The Miami mill benefited from the increased volume and decreased its cash cost of production.

Concrete, concrete block & asphalt

EBITDA increased 55% to US$81 million and trading revenue was 68% ahead of last year at US$694 million.

Heritage volumes were 14% higher in each of Florida and Las Vegas, but lower than last year in Everett, Washington and Tennessee, impacted by soft markets in these states.  Overall concrete prices were flat, with increases achieved in the strong Florida market largely offset by decreasing prices in Las Vegas.

Former Kiewit Materials concrete and asphalt operations in Arizona and Northern California provided a strong contribution to results.  Except for Portland, volumes in the acquired businesses were ahead of the corresponding period last year (prior to Rinker’s ownership), and both concrete and asphalt prices were ahead in all regions.

Concrete pipe and products

EBITDA was down 11% to US$51 million and trading revenue decreased by US$20 million or 8% to US$228 million.

Concrete pipe has been widely exposed to the construction spending decline and faced volume declines and competitive pricing in some markets. During this half year volumes decreased by 3% and prices were down by 2%.  Nevertheless the segment is continuing to be strongly cash and shareholder value positive.

Other Businesses

Other businesses comprise Gypsum Distribution, Polypipe, and Prestressed Concrete.  It also includes unallocated corporate costs.

EBITDA was US$7 million compared to US$13 million in the prior corresponding period.  The Gypsum business was down slightly due to lower wallboard prices and a reduced return from the steel framing business which had benefited from steel shortages and price tariffs in the previous period.  This was largely offset by improved profit in Polypipe where both volume and prices were strongly ahead of last year.

Returns were lower in Prestressed Concrete where volumes were down 11%.  With lack of work, production was curtailed at the Indianapolis plant and an impairment charge of US$10.5 million was incurred to write-down the value of this operation to its recoverable amount.

Readymix

EBITDA from the Australian and Chinese operations increased by 30% to A$106 million and trading revenue was 16% ahead of last year at A$593 million.

After a very wet start to the year on the Australian east coast, concrete and quarry volumes recovered strongly and are ahead of last year by 12% and 11% respectively. Concrete prices were up strongly at 8% above the corresponding period a year earlier following the success of price recovery initiatives taken during YEM03.  Aggregate prices were also up at 5% above last year.  Total volume and prices in the Humes concrete pipe and products business were ahead of last year.  The China operations again performed well.

The Readymix investment in Cement Australia (formerly Australian Cement Holdings) joint venture was restructured and we now hold 25% of Australia’s largest cement manufacturer.

Directors of Rinker Group Limited

Directors of Rinker Group Limited at any time during the half year ended 30 September 2003, or since that date, are shown below.  Unless otherwise stated, they have each been a director from 1 April 2003 up to and including the date of this report.

John Arthur

John Ballard (resigned 1 October 2003)

David Clarke

Marshall Criser (appointed 12 April 2003)

John Ingram (appointed 1 October 2003)

John Morschel

Walter Revell (appointed 12 April 2003)

Signed in accordance with a resolution of the directors.

/s/ John Morschel	/s/ David Clarke

John Morschel	David Clarke
Chairman	Managing Director

Sydney, 18 November 2003

This directors’ report contains a number of forward-looking statements.  Such forward-looking statements are not guarantees of future results or performance and involve risks, uncertainties and other factors, including:  the general economic and business conditions in the United States and Australia; trends and business conditions in the building and construction industries; the timing and amount of federal, state and local funding for infrastructure; competition from other suppliers in the industries in which Rinker operates; changes in Rinker’s strategies and plans regarding acquisitions, dispositions and business development; Rinker’s ability to efficiently integrate past and future acquisitions; compliance with, and potential changes to, governmental regulations related to the environment, employee safety and welfare and other matters related to Rinker; changes in interest rates, weather and other natural phenomena, energy costs, pension costs and healthcare costs; and other risks and uncertainties identified in our filings with the Australian Stock Exchange and the U.S. Securities and Exchange Commission.

Footnotes to Directors’ Report

(1)               The average A$-US$ Fx rate was 65.1 cents in HYES03 vs 55.1 in HYES02

(2)               Goodwill amortisation for the half year was US$28 million, compared with US$19 million in the previous corresponding period.

(3)               Return on Equity represents the previous 12 months’ net profit attributable to members of Rinker Group Limited divided by equity attributable to members of Rinker Group Limited:

Return on equity	A$m	US$m
Net profit attributable to members of Rinker
Half year ended 30 September 2003	233	152
Half year ended 31 March 2003	177	102
Year ended 30 September 2003	410	254

Equity attributable to members of Rinker	3,073	2,077

Return on Equity	13.3%	12.2%

(4)               EBITDA : EBIT before depreciation and amortisation (DA), calculated as follows:

Segment Half Year Ended 30 Sept	EBITDA 2003	DA 2003	EBIT 2003	EBITDA 2002	DA 2002	EBIT 2002
Rinker Materials (US$m)
Aggregates (US$m)	111.6	34.1	77.5	82.4	25.9	56.5
Cement (US$m)	58.0	10.6	47.4	51.9	10.1	41.8
Concrete, Concrete Block &
Asphalt (US$m)	80.9	26.8	54.1	52.1	15.1	37.0
Concrete Pipe Products (US$m)	50.6	16.1	34.5	57.2	16.0	41.2
Other (US$m)	6.6	11.6	(5.0)	12.6	12.8	(0.2)
Total Rinker Materials (US$m)	307.7	99.2	208.5	256.2	79.9	176.3
Total Rinker Materials (A$m)	472.5	152.3	320.2	463.9	144.4	319.5
Readymix (A$m)	106.1	24.8	81.3	81.4	22.8	58.6
Corporate (A$m	(5.9)	—	(5.9)	(6.7)	—	(6.7)
Total Rinker (A$m)	572.7	177.1	395.6	538.6	167.2	371.4

(5)               Free cash flow: Net cash from operating activities less purchases of property, plant and equipment.

Footnotes to Directors’ Report

6                  Return on funds employed : Previous 12 months EBIT (actual for 1 April to 30 September 2003 and proforma for six months to 1 April 2003) divided by end of period funds employed:

	EBIT			End of Period Balances as at 30 September 2002
	Half Year ended				Interest bearing liabilities			Net finance	Funds
	Mar ‘02	Sep ‘02	12 Months	Net assets	Current	Non Current	Cash	Pay/Rec	Employed	ROFE
	$m	$m	$m	$m	$m	$m	$m	$m	$m	%

Rinker Materials - US$	135.6	176.3	311.8
Ave Exchange Rate	0.514	0.551
Rinker Materials - A$	263.6	319.5	583.2
Readymix - A$	24.4	58.6	83.0
Unallocated - A$	(6.7)	(6.7)	(13.4)

Rinker - A$	281.3	371.4	652.7	2,697	263	2,195	(64)	11	5,101
excluding Kiewit Materials Funds Employed at 30 September 2002									(970)
— as there were no earnings from this acquisition during the period, the funds employed are removed from the calculation of return on funds employed									4,131	15.8%
Rinker - US$	144.7	204.9	349.6	1,468	143	1,195	(35)	6	2,776
excluding Kiewit Materials Funds Employed at 30 September 2002									(527)
									2,249	15.5%

	EBIT			End of Period Balances as at 30 September 2003
	Half Year ended				Interest bearing liabilities			Net finance	Funds
	Mar ‘02	Sep ‘02	12 Months	Net assets	Current	Non Current	Cash	Pay/Rec	Employed	ROFE
	$ m	$ m	$ m	$ m	$ m	$ m	$ m	$ m	$ m	%

Rinker Materials - US$	157.3	208.5	365.9
Ave Exchange Rate	0.577	0.651
Rinker Materials - A$	272.5	320.2	592.7
Readymix - A$	60.9	81.3	142.2
Unallocated - A$	(6.7)	(5.9)	(12.6)

Rinker - A$	326.7	395.6	722.3	3,082	15	1,477	(353)	(21)	4,200	17.2%
Rinker - US$	188.6	257.6	446.2	2,083	10	998	(238)	(15)	2,838	15.7%

7                  Heritage is defined as excluding all acquisitions that have not been included in the group for a full reporting year prior to the commencement of HYES03 (ie prior to 1 April 2003).  Rinker Materials’ EBIT for the heritage business prior to the prestress write down is calculated as:

Half Year ended 30 September US$m	2003	2002	Inc.

EBIT - Rinker Materials	209	176
Less: Kiewit	(33)	—
Add: Prestress writedown	10	—

Heritage EBIT prior to prestress write down	186	176	6%

Rinker Group Limited Half Yearly Report

Half Year Ended 30 September 2003

Financial Report

Consolidated statement of financial performance

(A$ million unless indicated)	Half year ended 30 September 2003

Trading revenue - sale of goods	2,835.9
Cost of sales	(1,657.6)
Warehouse and distribution costs	(517.2)
Selling costs	(42.0)
Administration and other operating costs	(232.2)
Share of partnerships’ net profit	10.3
Share of associate companies’ net profit	3.9
Operating profit	401.1
Other revenue from ordinary activities	19.8
Other expenses from ordinary activities	(25.4)
Dividend income from others	0.1
Profit from ordinary activities before finance and income tax	395.6
Interest income	4.9
Borrowing costs	(46.6)
Profit from ordinary activities before income tax	353.9
Income tax expense relating to ordinary activities	(120.9)
Net profit	233.0
Net profit attributable to outside equity interests	(0.2)
Net profit attributable to members of Rinker Group Limited	232.8
Decrease in foreign currency translation reserve
arising on translation of self-sustaining foreign operations	(215.2)
Adjustment to opening retained earnings on adoption of revised AASB 1028 “Employee Benefits”	(0.5)
Total revenue, expense and valuation adjustments attributable to members of Rinker Group Limited recognised directly in equity	(215.7)
Total change in equity not resulting from transactions with owners as owners	17.1

Reconciliation of retained profits
Retained profits at the beginning of the financial period	727.0
Net profit attributable to members of Rinker Group Limited	232.8
Adjustment to opening retained earnings on adoption of revised AASB 1028 “Employee Benefits”	(0.5)
Other adjustments to retained profits	0.6
Total available for appropriation	959.9
Dividends provided for or paid	(66.1)
Retained profits at the end of the financial period	893.8

(Australian cents per share)
Basic earnings per share and diluted earnings per share based on net profit attributable to members of Rinker Group Limited (a)	25 cents

(a) Based on 944.7 million weighted average number of ordinary shares on issue during the half year ended 30 September 2003.

Notes to the financial statements are set out on pages 13 to 17.

Rinker Group Limited Half Yearly Report

Half Year Ended 30 September 2003

Financial Report

Consolidated statement of financial position

As at
(A$ million)	30 September 2003

Current assets
Cash assets	352.7
Receivables	822.3
Inventories	358.9
Other current assets	46.5

Total current assets	1,580.4

Non-current assets
Receivables	120.0
Inventories	68.4
Investments accounted for using the equity method	194.0
Other financial assets	16.8
Property, plant and equipment (net)	2,433.8
Intangibles (net)	1,274.0
Deferred income tax assets	95.3
Other non-current assets	63.3

Total non-current assets	4,265.6

Total assets	5,846.0

Current liabilities
Payables	557.0
Interest-bearing liabilities	14.8
Income tax liabilities	124.3
Provisions	132.4

Total current liabilities	828.5

Non-current liabilities
Payables	35.5
Interest-bearing liabilities	1,477.1
Deferred income tax liabilities	323.0
Provisions	100.3

Total non-current liabilities	1,935.9

Total liabilities	2,764.4

Net assets	3,081.6

Equity
Contributed equity	2,286.3
Reserves	(107.3)
Retained profits	893.8

Equity attributable to members of Rinker Group Limited	3,072.8

Outside equity interests in controlled entities	8.8

Total equity	3,081.6

Notes to the financial statements are set out on pages 13 to 17.

Rinker Group Limited Half Yearly Report

Half Year Ended 30 September 2003

Financial Report

Consolidated statement of cash flows

Half year ended
(A$ million)	30 September 2003

Cash flows from operating activities
Receipts from customers	2,863.0
Payments to suppliers and employees	(2,400.2)
Dividends and distributions from associate entities	1.4
Interest received	4.9
Income tax refunded	5.0

Net cash from operating activities	474.1

Cash flows from investing activities
Purchase of property, plant, equipment and other non-current assets	(158.1)
Proceeds from sale of property, plant, equipment and other non-current assets	10.2
Purchase of businesses net of cash acquired	(15.7)
Loans and receivables advanced to associates and other entities	(6.0)
Loans and receivables repaid	14.3

Net cash used in investing activities	(155.3)

Cash flows from financing activities
Net repayment of borrowings	(350.9)
Cash received from CSR Limited (a)	315.5
Dividends paid	(66.1)
Outside equity interest distributions	(0.7)
Proceeds from issue of shares	0.9
Interest and other finance costs paid	(39.0)

Net cash used in financing activities	(140.3)

Net increase in cash held	178.5
Net cash at beginning of the financial period	184.8
Effects of exchange rate changes	(10.6)

Net cash at 30 September 2003	352.7

Reconciliation of net cash

Cash balance comprises:

Cash assets	352.7

Net cash at 30 September 2003	352.7

Notes to the financial statements are set out on pages 13 to 17.

(a) As part of the demerger Rinker Group Limited received A$315.5 million from CSR Limited.

Rinker Group Limited Half Yearly Report

Half Year Ended 30 September 2003

Financial Report

Notes to the Financial Statements

1. Accounting Policies

Basis of Preparation and Significant Accounting Policies

This Half Yearly Report is a general purpose financial report prepared in accordance with the Accounting Standard AASB 1029 “Interim Financial Reporting” and the Listing Rules of the Australian Stock Exchange Limited.  This report does not include all the notes of the type normally included in an annual financial report.

This report should be read in conjunction with the company’s last annual financial report (available at www.rinker.com.au).  The accounting standards, policies, estimation methods and measurement bases used in this report are the same as those used in the last annual financial report, except for the adoption of revised Accounting Standard AASB 1028 “Employee Benefits”.  That revised accounting standard requires employee provisions to be carried at rates determined using the anticipated salary and wage levels for each employee when the leave is to be taken rather than at current wage and salary rates.

The financial information shown in the last annual financial report (other than that shown in the summary pro-forma financial results), does not reflect the businesses that comprised Rinker Group Limited (“Rinker”) and its subsidiaries (together “the Rinker group”) on demerger.  This is because in anticipation of the demerger of Rinker from CSR Limited (“CSR”) (which occurred on 28 March 2003), a number of businesses were transferred between the Rinker group and CSR during the year ended 31 March 2003.  Although the Statement of Financial Performance and Statement of Cash Flows included in the last annual financial report reflects the entire year’s results of Rinker’s principal US subsidiary, Rinker Materials Corporation, they contain only partial results of the Australian Readymix business and, furthermore, contain partial results of certain businesses now owned by CSR.

Rounding

Rounding of amounts to nearest A$0.1 million.  Unless otherwise shown, the amounts have been rounded to the nearest tenth of a million dollars and are shown by ‘A$ million’. Rinker is a company of the kind referred to in Australian Securities and Investments Commission Class Order 98/100 issued 10 July 1998.

2. Segment information

(A$ million) Half Year Ended 30 September 2003	External revenue	Internal revenue	Total revenue(a)
Business segments
Rinker Materials Corporation
Aggregates	386.1	239.4	625.5
Cement	132.4	150.4	282.8
Concrete, concrete block, asphalt	1,065.7	—	1,065.7
Concrete pipe and products	350.7	—	350.7
Other	314.9	—	314.9
Eliminations	—	(389.8)	(389.8)
Total Rinker Materials Corporation	2,249.8	—	2,249.8
Readymix	606.0	—	606.0
Segment totals	2,855.8	—	2,855.8
Interest revenue	4.9	—	4.9
Total revenue	2,860.7	—	2,860.7

(a) Excludes net profit from associate entities

	Profit from		Outside	Net profit attributable
(A$ million)	ordinary activities		equity	to members of
Half Year Ended 30 September 2003	before income tax	Income tax	interests	Rinker Group Limited
Business segments
Rinker Materials Corporation
Aggregates	118.8	(40.1)	(0.1)	78.6
Cement	72.7	(26.3)	—	46.4
Concrete, concrete block, asphalt	83.2	(30.9)	(0.1)	52.2
Concrete pipe and products	53.0	(20.3)	—	32.7
Other	(7.5)	0.1	—	(7.4)
Total Rinker Materials Corporation	320.2	(117.5)	(0.2)	202.5
Readymix	81.3	(22.3)	—	59.0
Segment totals	401.5	(139.8)	(0.2)	261.5
Corporate	(5.9)	1.9	—	(4.0)
Group totals	395.6	(137.9)	(0.2)	257.5
Net finance	(41.7)	17.0	—	(24.7)
Consolidated Rinker Group Limited	353.9	(120.9)	(0.2)	232.8

			Allocated tax	Segment
(A$ million)	Segment	Segment	assets &	funds
As at 30 September 2003	assets	liabilities	liabilties	employed
Business segments
Rinker Materials Corporation
Aggregates	1,369.5	(112.1)	(100.2)	1,157.2
Cement	613.5	(37.8)	(41.7)	534.0
Concrete, concrete block, asphalt	1,253.3	(269.0)	(77.7)	906.6
Concrete pipe and products	673.8	(75.9)	(61.7)	536.2
Other	326.9	(144.9)	(13.0)	169.0
Eliminations	(45.7)	45.7	—	—
Total Rinker Materials Corporation	4,191.3	(594.0)	(294.3)	3,303.0
Readymix	1,164.9	(207.0)	(59.8)	898.1
Segment totals	5,356.2	(801.0)	(354.1)	4,201.1
Unallocated	4.9	(8.8)	2.1	(1.7)
Group totals	5,361.1	(809.8)	(352.0)	4,199.4
Net cash	352.7	—
Tax assets/liabilities	95.3	(447.3)
Net interest and finance receivables / payables	36.9	(15.4)
Interest-bearing liabilities	—	(1,491.9)
Consolidated	5,846.0	(2,764.4)

	Investment accounted
(A$ million)	for using the equity	Share of associate	Depreciation	Capital
Half year Ended 30 September 2003	method	entities’ net profit	& amortisation(b)	expenditure
Business segments
Rinker Materials Corporation
Aggregates	9.0	2.1	52.3	34.6
Cement	—	—	16.4	2.6
Concrete, concrete block, asphalt	—	—	41.1	45.2
Concrete pipe and products	—	—	24.7	8.2
Other	—	—	17.8	8.5
Total Rinker Materials Corporation	9.0	2.1	152.3	99.1
Readymix	185.0	12.1	24.8	49.8
Consolidated	194.0	14.2	177.1	148.9

	Profit from ordinary
(A$ million)	activities before	Total	Segment	Capital
Half Year Ended 30 September 2003	income tax	revenue(a)	assets	expenditure
Geographical segments
United States	320.2	2,249.8	4,191.3	99.1
Australia	76.0	576.8	1,134.8	46.4
China	5.3	29.2	30.1	3.4
Segment totals	401.5	2,855.8	5,356.2	148.9

(a) Excludes net profit from associate entities

(b) Other non cash expenses are immaterial

Products and Services

Rinker Materials Corporation: aggregates, cement, concrete, concrete block, asphalt, concrete pipe and other reinforced concrete products, building materials distribution and polyethylene pipe.

Readymix: aggregates, concrete, asphalt, cement, concrete pipe and other reinforced concrete products.

3. Net finance expense

Half Year Ended
(A$ million)	30 September 2003

Interest paid or payable on short-term debt	0.5
Interest paid or payable on long-term debt	42.4
Finance leases	0.1
Total interest expense	43.0
Add
• funding costs	3.8
• foreign exchange (gain)	(0.2)
Borrowing costs	46.6
Less interest income	(4.9)
Net finance expense	41.7

4. Income Tax

Half Year Ended
(A$ million)	30 September 2003

Reconciliation of income tax expense charged to the statement of financial performance with income tax calculated on profit from ordinary activities before income tax
Profit from ordinary activities before income tax	353.9

Income tax expense calculated at 30%	106.2
Increase (decrease) in income tax expense due to:
Overseas tax rate differential	21.8
Non-tax deductible depreciation and amortisation	10.1
Non-tax deductible other expenditure	1.5
Asset disposals and writedowns	3.1
Supplementary US depletion deductions	(7.1)
Prior year Asian tax losses recognised in current period	(1.7)
Equity accounted associates’ profit	(1.2)
Income tax refunded from prior years	(7.8)
Other items	(4.0)
Total income tax expense on profit from ordinary activities	120.9

Australian legislation allowing groups, comprising a parent entity and its Australian wholly-owned entities, to elect to consolidate and be treated as a single entity for income tax purposes was substantively enacted on 21 October 2002.  As at the date of this financial report the directors have not completed an assessment of the financial effect, if any, the legislation may have on the company, and accordingly, the directors have not made a decision to elect to be taxed as a single entity.

5. Contributed equity

	Ordinary Shares Fully paid (a)	Price	Share capital
		A$	A$ million

Particulars of shares issued during the year by Rinker Group Limited
On issue 31 March 2003	1,690		2,285.4
Issued to shareholders as a result of demerger(b)	944,668,106		—
Universal Share Plan (c)	324,700	5.80	0.9
Total movements during the year	944,992,806		0.9
On issue 30 September 2003 and 18 November 2003	944,994,496		2,286.3

(a)          Fully paid ordinary shares are listed on the Australian stock exchange, and carry one vote per share and the right to dividends.

(b)         On 28 March 2003, Rinker Group Limited demerged from CSR Limited.  On 11 April 2003, Rinker Group Limited issued the 944,668,106 shares arising on demerger to CSR Limited shareholders.

(c)          Fully paid ordinary shares were issued in August and September 2003 under the employee Universal Share Plan.  Shares cannot be sold by participants within three years of allotment, unless they finish their employment with the company.  Offers of fully paid shares were made to all eligible employees (2,602).  1,219 accepted the offer, subscribing for up to 150 shares and receiving the same number at no cost.

6. Net tangible assets per share

As at 30 September 2003
A$
Net tangible assets per share	1.91

7. Dividends

	Financial	Date	Amount per	Total
	Year	paid / payable	share	amount
			(cents)	(A$ million)
Final dividend	2003	3 July 2003	7	66.1
Interim dividend	2004	15 December 2003	6	56.7

The final dividend in respect of ordinary shares for the year ended 31 March 2003 was declared on 20 May 2003.  Accordingly, this item was recognised during the half-year ended 30 September 2003.

On 18 November 2003, the Rinker Group Limited directors declared an interim dividend of six cents per share fully franked at the Australian Corporate Tax rate of 30%.  The interim dividend in respect of ordinary shares for the half year ended 30 September 2003 has not been recognised in this half yearly report because the interim dividend was declared subsequent to 30 September 2003.  This amount will be payable based on shares on issue at 28 November 2003 and is estimated to be A$56.7 million.

8. Associate entities

Aggregate share of profits (losses) of associate entities

(A$ million)

Half Year Ended
30 September 2003

Profit from ordinary activities before income tax	15.9
Income tax expense	(1.7)
Aggregate share of profits (losses) on ordinary activities after income tax	14.2

	Ownership Interest	Contribution to net profit
	As at	Half Year Ended
Name of Entity	30 September 2003	30 September 2003
	%	A$ million

Associate Companies
Cement Australia Holdings Pty Limited (formerly Australian Cement Holdings Pty Limited) (a)	25%	2.6
Metromix Pty Limited	50%	1.3

Partnerships (including Joint Ventures)
Cement Australia Partnership (a)	25%	9.3
Granite Canyon Joint Venture	49%	2.1
Emoleum Partnership	50%	(1.0)
Immaterial Partnerships		(0.1)
Aggregate Share of Profits (Losses)		14.2

(a) On 1 June 2003, Rinker Group Limited’s 50% interest in its associated company, Australian Cement Holdings Pty Limited, was reduced to 25% after this business was merged with Queensland Cement Limited. The entity was then renamed Cement Australia Holdings Pty Ltd.  Rinker Group also has a 25% interest in the Cement Australia Partnership.  During the half year ended 30 September 2003, the group recorded its share of profit after tax of the associated company, Cement Australia Holdings Pty Limited (formerly Australian Cement Holdings Pty Limited), and its share of income from the Cement Australia Partnership.  Prior to the merger, Australian Cement Holdings Pty Limited repurchased preference shares held by Rinker in exchange for an $81.8 million loan.  At 30 September 2003, $69.2 million of the loan was receivable by Rinker.

Financial Report

Notes to the Financial Statements

9. Contingent Liabilities

(A$ million)	As at 30 September 2003

Contingent liabilities, capable of estimation:

Performance guarantees provided to third parties and other contingent liabilities	83.4

Readymix Holdings Pty Ltd acts as an authorised self-insurer in New South Wales, Victoria, South Australia, Western Australia and the Australian Capital Territory for workers’ compensation insurance, as does Rinker Materials Corporation and certain of its controlled entities in Arizona, California, Nevada, New Mexico, Oregon and Washington. Adequate provision has been made for all known claims and probable future claims that can be reliably measured.

10. Subsequent Events

On 28 October 2003, trading in Rinker Group Limited American Depository Receipts commenced on the New York Stock Exchange.

On 18 November 2003, the directors declared an interim dividend of six cents per share, fully franked.  The total amount of the dividend is estimated to be $56.7 million and has not been provided for in the financial statements for the half year ended 30 September 2003.

Rinker Group Limited

ABN 53 003 433 118

Directors’ declaration

Declaration by directors on the financial statements and notes thereto set out on pages 10 to 17

The directors declare that the financial statements and notes thereto:

(a)           comply with Accounting Standards;

(b)           give a true and fair view of the financial position and performance of the consolidated entity;

(c)           are, in the directors’ opinion, in accordance with the Corporations Act 2001.

In the directors’ opinion, there are reasonable grounds to believe that the company will be able to pay its debts as and when they become due and payable.

Signed in accordance with a resolution of the directors made pursuant to s.303(5) of the Corporations Act 2001 on behalf of the directors.

/s/ John Morschel	/s/ David Clarke

John Morschel	David Clarke
Chairman	Managing Director

Sydney, 18 November 2003

INDEPENDENT REVIEW REPORT TO THE MEMBERS OF RINKER GROUP LIMITED

Scope

We have reviewed the financial report of Rinker Group Limited for the half year ended 30 September 2003 as set out on pages 10 to 18.  The financial report includes the consolidated financial statements of the consolidated entity comprising the disclosing entity and the entities it controlled at the end of the half year or from time to time during the half year.  The disclosing entity’s directors are responsible for the financial report.  We have performed an independent review of the financial report in order to state whether, on the basis of the procedures described, anything has come to our attention that would indicate that the financial report is not presented fairly in accordance with Accounting Standard AASB 1029 “Interim Financial Reporting” and other mandatory professional reporting requirements in Australia and statutory requirements, so as to present a view which is consistent with our understanding of the consolidated entity’s financial position, and performance as represented by the results of its operations and its cash flows, and in order for the disclosing entity to lodge the financial report with the Australian Securities and Investments Commission.

Our review has been conducted in accordance with Australian Auditing Standards applicable to review engagements.  A review is limited primarily to inquiries of the entity’s personnel and analytical procedures applied to the financial data.  These procedures do not provide all the evidence that would be required in an audit, thus the level of assurance provided is less than given in an audit.  We have not performed an audit and, accordingly, we do not express an audit opinion.

Statement

Based on our review, which is not an audit, we have not become aware of any matter that makes us believe that the half year financial report of Rinker Group Limited is not in accordance with:

(a)	the Corporations Act 2001, including:

	(i)	giving a true and fair view of the consolidated entity’s financial position as at 30 September 2003 and of its performance for the half year ended on that date; and

	(ii)	complying with Accounting Standard AASB 1029 “Interim Financial Reporting” and the Corporations Regulations 2001; and

(b)	other mandatory professional reporting requirements in Australia.

DELOITTE TOUCHE TOHMATSU

/s/ G. Couttas

G Couttas
Partner
Chartered Accountants

Sydney, 18 November 2003

The liability of Deloitte Touche Tohmatsu is limited
by, and to the extent of, the Accountants’ Scheme under
the Professional Standards Act 1994 (NSW).

Additional Information

1. Unaudited Pro Forma Financial Information

The demerger of Rinker Group Limited  (“Rinker”) occurred on 28 March 2003.  In anticipation of Rinker Group Limited’s demerger from CSR Limited (“CSR”), a number of businesses were transferred between Rinker and CSR during the year ended 31 March 2003.

The results for the half year ended 30 September 2003 represent the actual results of Rinker and its subsidiaries (“the Rinker group”) for the period.  The results of the Rinker group as a statutory entity during the prior comparative period, the half year ended 30 September 2002, do not reflect the businesses that comprised the Rinker group on demerger.  In accordance with Australian Accounting Standard 1029 “Interim Financial Reporting”, the financial report does not include comparative financial information because Rinker was not a disclosing entity at 30 September 2002, as defined by the Corporations Act 2001.  Accordingly, unaudited pro forma financial information has been prepared for the half year ended 30 September 2002.  The directors believe it is meaningful to focus on the actual financial information for the period ended 30 September 2003, compared to the unaudited pro forma financial information.  This information is set out starting below.

Basis of Preparation of Unaudited Pro Forma Financial Information

The unaudited pro forma financial information for the half year ended 30 September 2002 was prepared on a carve-out basis and includes the statements of financial performance, net assets and cash flows of Rinker group companies’ United States businesses and of the Readymix businesses that were transferred to Rinker from CSR prior to the demerger. These financial statements have been prepared from historical accounting records of CSR and present all of the operations of the businesses as if Rinker had been a separate economic entity during the half year ended 30 September 2002.

The Combined Statement of Financial Performance for the half year ended 30 September 2002 includes general corporate overhead expenses related to corporate headquarters and common support divisions of CSR which have been estimated based on amounts previously incurred by CSR, less those amounts considered specific to the remaining businesses of CSR. Management believes this allocation basis is a reasonable reflection of the utilisation of services by Rinker. The allocated costs, while reasonable, may not necessarily be indicative of the costs that would have been incurred by Rinker if Rinker had performed these functions or received services as a stand-alone entity. Following the demerger, Rinker performed these functions using its own resources or purchased services and was responsible for the costs and expenses associated with the management of a public company.

During the half year ended 30 September 2002, Rinker Materials Corporation, a controlled entity of Rinker, held external debt. In addition, other financing was obtained through CSR or CSR Finance Limited, a 100% owned subsidiary of CSR. Other businesses, previously owned by CSR and now owned by Rinker were funded through equity contributions. The Combined Statement of Net Assets, therefore, includes all of the external debt and interest bearing intercompany debt, and the Combined Statement of Financial Performance includes the associated interest expense. The Combined Statement of Financial Performance does not include any interest expense on non-interest bearing intercompany debt.

Financial Information Expressed in United States Dollars

In addition to amounts reported in Australian dollars, United States dollar amounts or equivalent amounts have also been provided in respect of certain assets, liabilities, revenues and expenses.  These are shown starting on the next page as “Actual Unaudited” for the half year ended 30 September 2003 and “Unaudited Pro Forma” for the half year ended 30 September 2002.  The amounts reported in US$have been taken directly from the US$denominated financial statements of the relevant controlled or equity accounted entities. Where a currency other than the US$is the functional currency, financial information has been translated into US$using the following rates, which, for the combined statement of financial performance and combined statement of cash flows, represent the EBIT weighted average rates used to translate US$amounts to A$amounts in the Financial Report.  For the combined statement of net assets, financial information has been translated using the exchange rate at balance date.

	(A$/ US$)		(US$/ A$)
	2003	2002	2003	2002
Combined statement of financial performance and Combined statement of cash flows	0.6512	0.5513	1.5356	1.8139
Combined statement of net assets	0.6759	0.5442	1.4795	1.8376

Combined statement of financial performance Half Year Ended 30 September	Actual (A$ million) 2003	Unaudited Pro Forma (A$ million) 2002	Actual Unaudited (US$ million) 2003	Unaudited Pro Forma (US$ million) 2002
Trading revenue - sale of goods	2,835.9	2,542.7	1,847.8	1,401.8
Cost of sales	(1,657.6)	(1,495.0)	(1,080.1)	(824.0)
Warehouse and distribution costs	(517.2)	(443.6)	(337.0)	(244.5)
Selling costs	(42.0)	(49.7)	(27.3)	(27.4)
Administration and other operating costs	(232.2)	(217.1)	(151.0)	(119.6)
Share of partnership net income (loss)	10.3	(0.9)	6.7	(0.5)
Share of associate companies’ net profit	3.9	15.5	2.5	8.4
Operating profit	401.1	351.9	261.6	194.2
Other revenue from ordinary activities	19.8	67.5	12.9	37.3
Other expenses from ordinary activities	(25.4)	(48.1)	(17.0)	(26.7)
Dividend income from others	0.1	0.1	0.1	0.1
Profit from ordinary activities before finance and income tax	395.6	371.4	257.6	204.9
Interest income	4.9	0.4	3.2	0.2
Borrowing costs	(46.6)	(50.6)	(30.4)	(28.0)
Profit from ordinary activities before income tax	353.9	321.2	230.4	177.1
Income tax expense relating to ordinary activities	(120.9)	(115.0)	(78.5)	(63.4)
Net profit	233.0	206.2	151.9	113.7
Net profit attributable to outside equity interests	(0.2)	(2.1)	(0.1)	(1.2)
Net profit attributable to members of Rinker Group Limited	232.8	204.1	151.8	112.5

(A$ and US$ cents)
Basic and diluted earnings per share based on net profit attributable to members of Rinker Group Limited (a)	25 cents	22 cents	16 cents	12 cents

(a) Calculation based on 944.7 million shares.

The financial information above has been prepared on the basis set out on page 20.

Combined statement of net assets As at 30 September	Actual (A$ million) 2003	Unaudited Pro Forma (A$ million) 2002	Actual Unaudited (US$ million) 2003	Unaudited Pro Forma (US$ million) 2002

Current assets
Cash assets	352.7	64.3	238.4	35.0
Receivables	822.3	867.8	555.7	472.3
Inventories	358.9	420.1	242.6	228.6
Other current assets	46.5	32.7	31.4	17.8

Total current assets	1,580.4	1,384.9	1,068.1	753.7

Non-current assets
Receivables	120.0	20.3	81.1	11.0
Inventories	68.4	97.5	46.2	53.1
Investments accounted for using the equity method	194.0	186.3	131.1	101.4
Other financial assets	16.8	17.6	11.4	9.5
Property, plant and equipment (net)	2,433.8	2,896.3	1,645.0	1,576.2
Intangibles (net)	1,274.0	1,698.4	861.1	924.3
Deferred income tax assets	95.3	136.4	64.4	74.2
Other non-current assets	63.3	87.2	42.9	47.4

Total non-current assets	4,265.6	5,140.0	2,883.2	2,797.1

Total assets	5,846.0	6,524.9	3,951.3	3,550.8

Current liabilities
Payables	557.0	589.7	376.5	320.9
Interest-bearing liabilities	14.8	262.5	10.0	142.9
Income tax liabilities	124.3	122.7	84.0	66.8
Provisions	132.4	162.7	89.5	88.5

Total current liabilities	828.5	1,137.6	560.0	619.1

Non-current liabilities
Payables	35.5	40.3	24.0	21.9
Interest-bearing liabilities	1,477.1	2,195.0	998.4	1,194.5
Deferred income tax liabilities	323.0	362.4	218.3	197.2
Provisions	100.3	92.3	67.8	50.2

Total non-current liabilities	1,935.9	2,690.0	1,308.5	1,463.8

Total liabilities	2,764.4	3,827.6	1,868.5	2,082.9

Net assets	3,081.6	2,697.3	2,082.8	1,467.9

The financial information above has been prepared on the basis set out on page 20.

Combined statement of cash flows Half Year Ended 30 September	Actual (A$ million) 2003	Unaudited Pro Forma (A$ million) 2002	Actual Unaudited (US$million) 2003	Unaudited Pro Forma (US$million) 2002

Cash flows from operating activities
Receipts from customers	2,863.0	2,642.2	1,868.0	1,456.7
Payments to suppliers and employees	(2,400.2)	(2,250.0)	(1,559.4)	(1,241.4)
Dividends and distributions from associate entities	1.4	16.5	0.9	9.1
Interest received	4.9	0.6	3.2	0.3
Income tax refunded (paid)	5.0	(7.1)	3.2	(3.9)

Net cash from operating activities	474.1	402.2	315.9	220.8

Cash flows from investing activities
Purchase of property, plant, equipment and other non-current assets	(158.1)	(107.5)	(102.8)	(59.1)
Proceeds from sale of property, plant, equipment and other non-current assets	10.2	24.8	6.7	13.5
Purchase of businesses net of cash acquired	(15.7)	(962.6)	(11.1)	(524.0)
Proceeds from sale of interest in controlled entities and businesses	—	25.2	—	14.1
Loans and receivables advanced to associates and other enities	(6.0)	(1.5)	(4.1)	(0.8)
Loans and receivables repaid	14.3	1.7	9.5	1.0

Net cash used in investing activities	(155.3)	(1,019.9)	(101.8)	(555.3)

Cash flows from financing activities
Net (repayment of) proceeds from borrowings	(350.9)	684.5	(213.5)	371.2
Cash received from CSR Limited	315.5	11.5	194.0	6.3
Dividends paid	(66.1)	—	(43.1)	—
Outside equity interests distributions	(0.7)	(1.0)	(0.4)	(0.6)
Proceeds from issue of shares	0.9	—	0.6	—
Interest and other finance costs paid	(39.0)	(40.8)	(25.7)	(22.4)

Net cash (used in) from financing activities	(140.3)	654.2	(88.1)	354.5

Net increase in cash held	178.5	36.5	126.0	20.0
Net cash at beginning of the financial period	184.8	28.0	111.0	15.5
Effects of exchange rate changes	(10.6)	(0.2)	1.4	(0.5)

Net cash at 30 September	352.7	64.3	238.4	35.0

Reconciliation of net cash

Cash balance comprises:

Cash assets	352.7	64.3	238.4	35.0

Net cash at 30 September	352.7	64.3	238.4	35.0

The financial information above has been prepared on the basis set out on page 20.

Segmental Information

Total Revenue(a) Half Year Ended 30 September	Actual (A$ million) 2003	Unaudited Pro Forma (A$ million) 2002	Actual Unaudited (US$million) 2003	Unaudited Pro Forma (US$million) 2002
Rinker Materials Corporation
Aggregates	625.5	512.7	407.3	282.7
Cement	282.8	290.9	184.2	160.4
Concrete, concrete block, asphalt	1,065.7	751.8	695.0	414.5
Concrete pipe and products	350.7	462.2	228.4	254.8
Other	314.9	416.8	205.1	229.8
Eliminations	(389.8)	(356.9)	(253.8)	(196.8)
Total Rinker Materials Corporation	2,249.8	2,077.5	1,466.2	1,145.4
Readymix	606.0	532.8	394.6	293.7
Segment totals	2,855.8	2,610.3	1,860.8	1,439.1
Net finance	4.9	0.4	3.2	0.2
Combined Rinker Group Limited	2,860.7	2,610.7	1,864.0	1,439.3

(a) Excludes net profit from associate entities

Trading Revenue Half Year Ended 30 September	Actual (A$ million) 2003	Unaudited Pro Forma (A$ million) 2002	Actual Unaudited (US$million) 2003	Unaudited Pro Forma (US$million) 2002
Rinker Materials Corporation
Aggregates	622.6	508.1	405.8	280.1
Cement	282.6	290.0	184.0	159.9
Concrete, concrete block, asphalt	1,063.9	750.1	693.5	413.5
Concrete pipe and products	349.4	449.1	227.5	247.6
Other	314.5	386.4	204.9	213.0
Eliminations	(389.8)	(353.6)	(253.9)	(195.0)
Total Rinker Materials Corporation	2,243.2	2,030.1	1,461.8	1,119.1
Readymix	592.7	512.6	386.0	282.7
Segment totals	2,835.9	2,542.7	1,847.8	1,401.8
Net finance	—	—	—	—
Combined Rinker Group Limited	2,835.9	2,542.7	1,847.8	1,401.8

EBIT Margin(b) Half Year Ended 30 September	Actual 2003	Unaudited Pro Forma 2002
Rinker Materials Corporation
Aggregates	19.1%	20.2%
Cement	25.7%	26.1%
Concrete, concrete block, asphalt	7.8%	9.0%
Concrete pipe and products	15.2%	16.6%
Other	(2.4)%	—
Total Rinker Materials Corporation	14.3%	15.7%
Readymix	13.7%	11.4%
Segment totals	14.2%	14.9%
Corporate
Combined Rinker Group Limited	13.9%	14.6%

(b) EBIT Margin represents Profit from Ordinary Activities before Income Tax and Net Finance Expense divided by Trading Revenue.

EBITDA Half Year Ended 30 September	Actual (A$ million) 2003	Unaudited Pro Forma (A$ million) 2002	Actual Unaudited (US$million) 2003	Unaudited Pro Forma (US$million) 2002
Rinker Materials Corporation
Aggregates	171.1	149.5	111.6	82.4
Cement	89.1	94.1	58.0	51.9
Concrete, concrete block, asphalt	124.3	94.5	80.9	52.1
Concrete pipe and products	77.7	103.2	50.6	57.2
Other	10.3	22.6	6.6	12.6
Total Rinker Materials Corporation	472.5	463.9	307.7	256.2
Readymix	106.1	81.4	69.1	44.9
Segment totals	578.6	545.3	376.8	301.1
Corporate	(5.9)	(6.7)	(4.0)	(3.7)
Combined Rinker Group Limited	572.7	538.6	372.8	297.4

Products and Services

Rinker Materials Corporation: aggregates, cement, concrete, concrete block, asphalt, concrete pipe and other reinforced concrete products, building materials distribution and polyethylene pipe.

Readymix: aggregates, concrete, asphalt, cement, concrete pipe and other reinforced concrete products.

The financial information above has been prepared on the basis set out on page 20.

Profit From Ordinary Activities Before Income Tax Half Year Ended 30 September	Actual (A$ million) 2003	Unaudited Pro Forma (A$ million) 2002	Actual Unaudited (US$million) 2003	Unaudited Pro Forma (US$million) 2002
Rinker Materials Corporation
Aggregates	118.8	102.4	77.5	56.5
Cement	72.7	75.7	47.4	41.8
Concrete, concrete block, asphalt	83.2	67.2	54.1	37.0
Concrete pipe and products	53.0	74.7	34.5	41.2
Other	(7.5)	(0.5)	(5.0)	(0.2)
Total Rinker Materials Corporation	320.2	319.5	208.5	176.3
Readymix	81.3	58.6	52.9	32.3
Segment totals	401.5	378.1	261.4	208.6
Corporate	(5.9)	(6.7)	(3.8)	(3.7)
Group totals	395.6	371.4	257.6	204.9
Net finance	(41.7)	(50.2)	(27.2)	(27.8)
Combined Rinker Group Limited	353.9	321.2	230.4	177.1

Income Tax Half Year Ended 30 September	Actual (A$ million) 2003	Unaudited Pro Forma (A$ million) 2002	Actual Unaudited (US$million) 2003	Unaudited Pro Forma (US$million) 2002
Rinker Materials Corporation
Aggregates	(40.1)	(38.3)	(26.3)	(21.1)
Cement	(26.3)	(32.0)	(17.0)	(17.6)
Concrete, concrete block, asphalt	(30.9)	(25.3)	(19.9)	(13.9)
Concrete pipe and products	(20.3)	(29.0)	(13.2)	(16.0)
Other	0.1	(0.3)	0.1	(0.2)
Total Rinker Materials Corporation	(117.5)	(124.9)	(76.3)	(68.8)
Readymix	(22.3)	(11.8)	(14.5)	(6.5)
Segment totals	(139.8)	(136.7)	(90.8)	(75.3)
Corporate	1.9	2.0	1.1	1.1
Group totals	(137.9)	(134.7)	(89.7)	(74.2)
Net finance	17.0	19.7	11.2	10.8
Combined Rinker Group Limited	(120.9)	(115.0)	(78.5)	(63.4)

Outside Equity Interests Half Year Ended 30 September	Actual (A$ million) 2003	Unaudited Pro Forma (A$million) 2002	Actual Unaudited (US$million) 2003	Unaudited Pro Forma (US$million) 2002
Rinker Materials Corporation
Aggregates	(0.1)	—	(0.1)	—
Cement	—	—	—	—
Concrete, concrete block, asphalt	(0.1)	—	—	—
Concrete pipe and products	—	—	—	—
Other	—	(1.5)	—	(0.9)
Total Rinker Materials Corporation	(0.2)	(1.5)	(0.1)	(0.9)
Readymix	—	(0.6)	—	(0.3)
Segment totals	(0.2)	(2.1)	(0.1)	(1.2)
Corporate	—	—	—	—
Group totals	(0.2)	(2.1)	(0.1)	(1.2)
Net finance	—	—	—	—
Combined Rinker Group Limited	(0.2)	(2.1)	(0.1)	(1.2)

Net Profit Attributable to Members of Rinker Group Limited Half Year Ended 30 September	Actual (A$ million) 2003	Unaudited Pro Forma (A$ million) 2002	Actual Unaudited (US$million) 2003	Unaudited Pro Forma (US$million) 2002
Rinker Materials Corporation
Aggregates	78.6	64.1	51.1	35.4
Cement	46.4	43.7	30.4	24.2
Concrete, concrete block, asphalt	52.2	41.9	34.2	23.1
Concrete pipe and products	32.7	45.7	21.3	25.2
Other	(7.4)	(2.3)	(4.9)	(1.3)
Total Rinker Materials Corporation	202.5	193.1	132.1	106.6
Readymix	59.0	46.2	38.4	25.5
Segment totals	261.5	239.3	170.5	132.1
Corporate	(4.0)	(4.7)	(2.7)	(2.6)
Group totals	257.5	234.6	167.8	129.5
Net finance	(24.7)	(30.5)	(16.0)	(17.0)
Combined Rinker Group Limited	232.8	204.1	151.8	112.5

The financial information above has been prepared on the basis set out on page 20.

Segment Assets As at 30 September	Actual (A$ million) 2003	Unaudited Pro Forma (A$ million) 2002	Actual Unaudited (US$million) 2003	Unaudited Pro Forma (US$million) 2002
Rinker Materials Corporation
Aggregates	1,369.5	1,715.5	925.6	933.5
Cement	613.5	784.3	414.7	426.8
Concrete, concrete block, asphalt	1,253.3	1,488.1	847.1	809.8
Concrete pipe and products	673.8	886.1	455.5	482.2
Other	326.9	537.8	220.9	292.8
Eliminations	(45.7)	(55.1)	(30.9)	(30.0)
Total Rinker Materials Corporation	4,191.3	5,356.7	2,832.9	2,915.1
Readymix	1,164.9	963.0	787.4	524.0
Segment totals	5,356.2	6,319.7	3,620.3	3,439.1
Unallocated	4.9	—	3.3	—
Group totals	5,361.1	6,319.7	3,623.6	3,439.1
Net cash	352.7	64.3	238.4	35.0
Tax assets	95.3	136.4	64.4	74.2
Interest and other finance receivables	36.9	4.5	24.9	2.5
Consolidated	5,846.0	6,524.9	3,951.3	3,550.8

Segment Liabilities As at 30 September	Actual (A$ million) 2003	Unaudited Pro Forma (A$ million) 2002	Actual Unaudited (US$million) 2003	Unaudited Pro Forma (US$million) 2002
Rinker Materials Corporation
Aggregates	(112.1)	(172.5)	(75.8)	(93.9)
Cement	(37.8)	(80.9)	(25.5)	(44.0)
Concrete, concrete block, asphalt	(269.0)	(175.7)	(181.9)	(95.6)
Concrete pipe and products	(75.9)	(78.5)	(51.3)	(42.7)
Other	(144.9)	(241.2)	(97.9)	(131.3)
Eliminations	45.7	55.1	30.9	30.0
Total Rinker Materials Corporation	(594.0)	(693.7)	(401.5)	(377.5)
Readymix	(207.0)	(176.2)	(139.9)	(95.8)
Segment totals	(801.0)	(869.9)	(541.4)	(473.3)
Unallocated	(8.8)	—	(6.0)	—
Group totals	(809.8)	(869.9)	(547.4)	(473.3)
Tax liabilities	(447.3)	(485.1)	(302.3)	(264.0)
Interest payable	(15.4)	(15.1)	(10.4)	(8.2)
Interest-bearing liabilities	(1,491.9)	(2,457.5)	(1,008.4)	(1,337.4)
Consolidated	(2,764.4)	(3,827.6)	(1,868.5)	(2,082.9)

Allocated Tax Assets/(Liabilities) As at 30 September	Actual (A$ million) 2003	Unaudited Pro Forma (A$ million) 2002	Actual Unaudited (US$million) 2003	Unaudited Pro Forma (US$million) 2002
Rinker Materials Corporation
Aggregates	(100.2)	(106.8)	(67.7)	(58.1)
Cement	(41.7)	(86.2)	(28.2)	(46.9)
Concrete, concrete block, asphalt	(77.7)	(110.3)	(52.5)	(60.0)
Concrete pipe and products	(61.7)	(75.6)	(41.7)	(41.2)
Other	(13.0)	72.2	(8.8)	39.3
Total Rinker Materials Corporation	(294.3)	(306.7)	(198.9)	(166.9)
Readymix	(59.8)	(42.0)	(40.5)	(22.9)
Segment totals	(354.1)	(348.7)	(239.4)	(189.8)

Segment Funds Employed As at 30 September	Actual (A$ million) 2003	Unaudited Pro Forma (A$ million) 2002	Actual Unaudited (US$million) 2003	Unaudited Pro Forma (US$million) 2002
Rinker Materials Corporation
Aggregates	1,157.2	1,436.2	782.1	781.5
Cement	534.0	617.2	361.0	335.9
Concrete, concrete block, asphalt	906.6	1,202.1	612.7	654.2
Concrete pipe and products	536.2	732.0	362.5	398.3
Other	169.0	368.8	114.2	200.8
Total Rinker Materials Corporation	3,303.0	4,356.3	2,232.5	2,370.7
Readymix	898.1	744.8	607.0	405.3
Segment totals	4,201.1	5,101.1	2,839.5	2,776.0

The financial information above has been prepared on the basis set out on page 20.

2. Dividend

An interim ordinary dividend was declared on 18 November 2003 and is payable on 15 December 2003.

Registrable transfers received by Rinker Group Limited’s external share registrar, Computershare Investor Services Pty Limited, on 28 November 2003 up to the times specified in the Listing Rules and SCH Business Rules will be registered before entitlements to the dividend are determined.

Share register:	Computershare Investor Services Pty Limited
Level 3,
60 Carrington Street,
Sydney, NSW 2000 Australia.
GPO Box 7045,
Sydney, NSW 2001 Australia.

Amount per share

Current half year:	6 cents (fully franked at 30% tax rate)

3. Rinker Group Limited financial dates

2003
18 November	Half year profit and interim dividend announced
24 November	Shares begin trading ex dividend
28 November	Record date for entitlement to interim dividend
15 December	Interim dividend paid, and half yearly report released

2004 (Indicative dates)
31 March	Year end
25 May	Profit and final dividend announced
7 June	Shares begin trading ex dividend
11 June	Record date for entitlement to final dividend
18 June	Annual report released and Notice of Meeting and Proxy Form mailed
2 July	Final dividend paid
18 July	Proxy returns close (10.00 am Sydney)
20 July	Annual general meeting
30 September	Half year end